EXHIBIT 15.1

True Leaf Reports Record Second Quarter 2020 Financial Results

Record Quarter with 70% Revenue Growth

VERNON, British Columbia, Dec. 02, 2019 (GLOBE NEWSWIRE) -- True Leaf Brands Inc. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA) today announced its operating and financial results for the fiscal 2020 second quarter ended September 30, 2019.

Q2 2020 and Recent Highlights

  True Leaf Pet division reported revenues from global sales totaling $706,752 (CAD), a 70% increase over the first quarter of fiscal 2020 and a 24% increase year over year.

  True Leaf Cannabis division secured three licenses from Health Canada to cultivate, process and sell medical cannabis for the Company’s 18,000 square foot True Leaf Campus facility in Lumby, British Columbia. The licenses allow cannabis production to begin immediately.

  Implemented cost-saving measures across both divisions and expects to realize these savings immediately and improve upon them going forward.

  Appointed former TUMI finance executive Mike Mardy, CPA, to the Company’s Board of Directors.

  Launched its CBD supplements for dogs at SuperZoo 2019, which recently rolled out to pet retail stores in several U.S. jurisdictions and online.

  Closed a repayment deferral transaction with an entity managed by The Lind Partners, a New York-based institutional fund manager.

“True Leaf is proud to report its strongest quarter in the Company’s history,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “This record quarter is a result of the successful roll-out of our new and expanded natural pet care product lines, our investments into building our team, and success in streamlining global operations. Continuing to execute on our global growth plans has allowed us to meet the high demand for our products in key markets like Europe.”

Selected Quarterly Results of Operations (Expressed in Canadian dollars unless otherwise indicated)

	Three Months Ended
Description	September 30, 2019 $	June 30, 2019 $
Revenues	706,752	414,657
Total operating expenditures	(2,242,125)	(2,214,825)
Loss and comprehensive loss for period	(1,857,602)	(1,997,651)
Basic and diluted Loss per share	(0.02)	(0.02)

Bomford continued, “We are also excited to report that on November 22, 2019, our True Leaf Cannabis division became a licensed producer, securing three licenses from Health Canada for our True Leaf Campus facility located in Lumby, British Columbia. The facility was built to meet EU GMP and HACCP standards and will also be able to produce alternative cannabis products such as edibles, topicals, and capsules, creating new opportunities for the ‘Cannabis 2.0’ market in Canada and the fast-growing European cannabis market.”

He added, “The Company is actively seeking a joint venture partner to purchase a portion of the True Leaf Campus asset allowing us to lock in a supply of CBD for our pet products and secure a return on our investment.”

“To address current growing pains in the cannabis industry, the Company has made a number of strategic business decisions to improve cash flows and reallocate capital to ensure the long-term growth of the Company. Cost-saving measures have been made across both divisions; we expect to realize savings immediately and improve upon them going forward.”

For further information, please refer to the Company's Management's Discussion and Analysis for Fiscal Second Quarter 2020, published on the Company's website at ir.trueleaf.com.

Other Corporate Matters

The Company has appointed Darren Battersby, CPA, as Chief Financial Officer. He succeeds Kerry Biggs, who stepped down from the role effective November 30, 2019, to pursue other opportunities. Mr. Battersby will report to True Leaf’s Chief Executive Officer Darcy Bomford.

Mr. Battersby is the former CFO of two publicly traded companies, Rainmaker Entertainment and OneMove Technologies Inc., and previously served with True Leaf as a senior-level financial consultant. He has predominately worked with companies in the start-up and growth phases of their operations and brings experience in business strategy, mergers and acquisitions, and risk management. Mr. Battersby earned a Bachelor’s Degree in Business Administration majoring in accounting and finance from Simon Fraser University. He obtained his designation as a Chartered Accountant in 1997.

About True Leaf

True Leaf Cannabis Inc., a subsidiary of True Leaf Brands Inc., owns True Leaf Campus, an 18,000 square foot facility located on a 40-acre site zoned for the cultivation, processing, and sale of cannabis in Lumby, British Columbia.

True Leaf Pet Inc., also a subsidiary of True Leaf Brands Inc., is a global pet care company focused on selling plant-based wellness products that improve the quality of life for companion animals. The Company is guided by its mission to “Return the Love” which was inspired by the unconditional love that pets give us every day.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Follow True Leaf
Twitter: @trueleafpet
Facebook: True Leaf Pet
Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.